SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment     )*

                            ERLY INDUSTRIES INC.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  268839 10 7
                                (CUSIP Number)

                              N. Dwight Cary, Esq.
                             Murphy, Weir & Butler
                       2049 Century Park East, 21st floor
                             Los Angeles, CA 90067
                                  310-788-3700

                      (Name, Address and Telephone Number
                            of Person Authorized to
                      Receive Notices and Communications)

                               March 1, 1995
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement /x/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendments subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 268839 10 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Internationale Nederlanden (U.S.) Capital Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  /  /
                                                        (b)  / X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          /  /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF         7.   SOLE VOTING POWER           515,358
   SHARES
BENEFICIALLY        8.   SHARED VOTING POWER         0
  OWNED BY
    EACH            9.   SOLE DISPOSITIVE POWER      515,358
  REPORTING
   PERSON
    WITH            10.  SHARED DISPOSITIVE POWER    0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          515,358

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.2%

14.  TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Erly Industries Inc., a California corporation (the "Issuer"). The Issuer's principal executive offices are located at 10990 Wilshire Boulevard, #1800, Los Angeles, California 90024.

Item 2.   Identity and Background.

     This statement is being filed on behalf of Internationale Nederlanden (U.S.) Capital Corporation, a Delaware corporation ("Holder"). Holder is engaged principally in the lending and financial services business. The principal place of business and principal office of Holder is located at 135 East 57th Street, New York, New York 10022.

     Holder is a wholly owned subsidiary of Internationale Nederlanden (U.S.) Capital Holdings Corporation ("U.S. Holdings"), a holding company with subsidiaries engaged principally in the financial services business. U.S. Holdings is organized under the laws of the State of Delaware and its principal executive office is located at 135 East 57th Street, New York, New York 10022.

     U.S. Holdings is a wholly owned subsidiary of Internationale Nederlanden Bank N.V. ("INB"). INB is organized under the laws of The Netherlands and has its principal executive offices at De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. INB is engaged principally in the financial services business.

     INB is a wholly owned subsidiary of Internationale Nederlanden Groep N.V. ("ING"), a holding company with subsidiaries engaged principally in the financial services business and organized under the laws of The Netherlands. ING's principal executive office is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

     Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of (i) Holder, (ii) U.S. Holdings, (iii) INB and (iv) ING.

     During the last five years, none of (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING and, (v) to the best knowledge of Holder, the persons identified in Schedule 1, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     References in this Item 3 and in Items 4 and 6 to Holder shall include Holder and, as appropriate, its predecessors in interest: Nederlandsche Middenstandsbank NV, New York Branch; NMB Postbank Groep, NV, New York Branch; and Internationale Nederlanden Bank, N.V., New York Branch, each organized under the laws of The Netherlands.

     In connection with a financing in April 1988 of Comet Rice, Inc., at such time a Texas corporation and a wholly owned subsidiary of

Issuer ("Comet"), Issuer granted Holder an option to purchase up to 54,000 shares of Common Stock at an exercise price of $7.25 per share (the "First ERLY Stock Option"). Holder's right to acquire any shares of Common Stock under the First ERLY Stock Option expired in full on November 26, 1993 as a result of the repayment of the Comet financing.

     On September 26, 1988, Holder and ERLY Juice Inc., a California corporation and a wholly owned subsidiary of Issuer ("ERLY Juice") entered into a Loan Agreement pursuant to which Holder agreed to lend up to $24,250,000 to ERLY Juice (the "ERLY Juice Loan Agreement"). As an inducement and condition to Holder's entering into the ERLY Juice Loan Agreement, Issuer and Holder concurrently entered into a Stock Option Agreement, pursuant to which Issuer granted Holder an option to purchase up to 43,000 shares of Common Stock, at an exercise price of $7.00 per share (the "Second ERLY Stock Option"). The Second ERLY Stock Option contained standard registration rights and antidilution provisions. In connection with a subsequent restructuring of the ERLY Juice Loan Agreement, Holder's right to acquire any shares of Common Stock under the Second ERLY Stock Option were terminated in full.

     As a result of certain defaults under the ERLY Juice Loan Agreement, including but not limited to the failure to make payments of principal, Holder and Issuer entered into a letter agreement, dated as of March 16, 1993, pursuant to which, among other things, as consideration and in exchange for Holder's forbearance from accelerating the loans under the ERLY Juice Loan Agreement, Issuer would issue to Holder additional rights to acquire Common Stock. Pursuant to such letter agreement, Issuer granted to Holder on October 22, 1993 (a) a Warrant to purchase 186,511 shares of Common Stock representing 5% of the number of then issued and outstanding shares of Common Stock, which option became exercisable after April 30, 1994 at an exercise price of $.01 per share (such warrant, including any amendments thereto, the "A Warrant"), and (b) a Warrant to purchase 186,511 shares of Common Stock, representing 5% of the number of then issued and outstanding shares of Common Stock, which option will be exercisable after April 30, 1995 at an exercise price of $.01 per share (such warrant, including any amendments thereto, the "B Warrant", and together with the A Warrant, the "Warrants"). The Warrants provided that if certain amounts owing to Holder by ERLY Juice were repaid as scheduled, the Warrants would be terminated or adjusted to reduce the number of shares of Common Stock for which they were exercisable. The Warrants contain standard registration rights, as well as antidilution provisions. The Warrants also include "put options", under which Holder may require Issuer to redeem the Warrants at a price based on the market value of the Common Stock.

     As a result of certain additional defaults under the ERLY Juice Loan Agreement, including but not limited to the failure to make payments of principal, on February 16, 1995, Holder and Issuer entered into a Loan Extension Agreement pursuant to which, among other things, Holder (a) extended the maturity and adjusted the interest rate of the ERLY Juice Loan Agreement, (b) agreed to document the cancellation of the Second ERLY Stock Option, (c) granted Issuer a "call" right to repurchase the Warrants at $8.75 per share if all obligations owing under the ERLY Juice Loan Agreement were repaid by April 1, 1996, and (d) permitted early termination of certain warrants issued to Holder by Issuer's subsidiaries, if all obligations owing under the ERLY Juice Loan Agreement were repaid before specified dates, all as consideration and in exchange for (i) a Warrant to purchase 51,536 shares of Common Stock, representing 1.2% of the number of issued and outstanding shares of Common Stock (assuming exercise in full of all rights of Holder to acquire Common Stock), which option is exercisable after April 1, 1996 for an exercise price of $.01 per share (the "C Warrant"), (ii) a Warrant to purchase 206,143 shares of Common Stock, representing 4.6% of the number of issued and outstanding shares of Common Stock (assuming exercise in full of all rights of Holder to acquire Common Stock), which option is exercisable after April 1, 1996 for an exercise price of $.01 per share (the "D Warrant"), and (iii) an amendment and restatement of each of the A Warrant and B Warrant, providing that each such warrant is exercisable for 257,679 shares of Common Stock, each warrant representing 5% of the Common Stock on a fully diluted basis. The C Warrant and the D Warrant contain standard registration rights, as well as antidilution provisions. The C Warrant and the D Warrant also include "put options", under which Holder may require Issuer to redeem such warrants at a price based on the market value of the Common Stock.

     The descriptions of the A Warrant, B Warrant, C Warrant and D Warrant contained herein are qualified in their entirety by reference to such Warrants, copies of which are attached hereto as Exhibits 1, 2, 3 and 4, respectively. It is currently anticipated that the consideration required to purchase the shares of Common Stock pursuant to the Warrants will be provided from Holder's working capital or through the forgiveness of an equal amount of indebtedness under the ERLY Juice Loan Agreement.

Item 4.   Purpose of Transaction.

     The purposes for the acquisition of the Warrants were as an inducement and condition to certain loans and financial accomodations described herein, made by Holder for the benefit of Issuer and several of its subsidiaries, as well as for general investment purposes. Except as set forth above and in Item 6 and the exhibits hereto, Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

Item 5.   Interest in Securities of the Issuer.

     (a) Holder may be deemed to own beneficially (as that term is defined in Rule 13d-3 ("Rule 13d-3") under the Act) the shares of Common Stock which it has a right to acquire pursuant to the Warrants (the "Warrant Shares"). According to the Issuer's Form 10-Q for the quarterly period ended December 31, 1994, there were 3,695,547 shares of Common Stock outstanding as of December 31, 1994. Based on such number and assuming exercise of the Warrants in full, the Warrant Shares that Holder may be deemed to own beneficially (as that term is defined in Rule 13d-3) represent approximately 12.2% of the outstanding Common Stock. Except as described herein, none of (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING and, (v) to the best knowledge of Holder, the persons identified in Schedule 1 hereto, presently beneficially own any Common Stock.

     (b) Upon exercise of the Warrants, Holder will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Warrant Shares which Holder may be deemed to own beneficially (as that term is defined in Rule 13d-3).

     (c) Except as indicated herein, no transactions in the shares of Common Stock have been effected by (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING or, (v) to the best knowledge of Holder, by any of the persons listed on
Schedule 1 hereto, during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Warrant Shares.

     (e) Not applicable.

Item 6.   Contracts, Understandings or Relationships with
          Respect to Securities of the Issuer.

     From time to time, as further inducements and conditions to certain loans and financial accomodations made by Holder for the benefit of Issuer and several of its subsidiaries, Holder has received pledges from Issuer of the capital stock of some of its subsidiaries, as well as options and warrants to purchase shares of capital stock from some of Issuer's subsidiaries.

     In connection with the ERLY Juice Loan Agreement, on September 26, 1988, ERLY Juice granted Holder an option to purchase shares of its common stock up to a number representing 5% of the common stock of ERLY Juice on a fully diluted basis, for an aggregate exercise price of $3.75 (the "First ERLY Juice Option"). The First ERLY Juice Option includes a "put option", under which Holder may require ERLY Juice to redeem the stock option at a price equal to the greatest of an amount based on (1) market value, (2) earnings multiples or
(3) book value.

     In connection with an asset acquisition by ERLY Juice, and a loan of $2,500,000 to Issuer by ERLY Juice, on April 13, 1989, ERLY Juice granted Holder an option to purchase shares of a class of its nonvoting common stock up to a number representing 1% of the capital stock of ERLY Juice on a fully diluted basis, for an aggregate exercise price of $.75 (the "Second ERLY Juice Option"). The Second ERLY Juice Option included a "put option", under which Holder may require ERLY Juice to redeem the stock option at a price equal to the greatest of an amount based on (1) market value, (2) earnings multiples or (3) book value. Holder's right to acquire any shares of stock under the Second ERLY Juice Option expired in full on January 27, 1994.

     On December 1, 1989, Holder and Chemonics Industries, Inc., an Arizona corporation and a wholly owned subsidiary of Issuer ("Chemonics") entered into a loan agreement (the "Chemonics Loan Agreement") pursuant to which Holder made a bridge loan to Chemonics in the amount of $5,100,000. On December 29, 1989, Chemonics and Holder amended the Chemonics Loan Agreement to convert the bridge loan into a term loan in the amount of $3,200,000 and a revolving credit facility in the amount of $8,000,000. As an inducement and a condition to entering into such loans, (a) Issuer granted to Holder a first priority pledge of all the capital stock of Chemonics to secure the obligations of Chemonics to Holder under the Chemonics Loan Agreement (the "First Chemonics Pledge") and (b) Chemonics issued to Holder a warrant to purchase shares of its Class B Nonvoting Convertible Common Stock up to a number representing 15% of the capital stock of Chemonics on a fully diluted basis, at an exercise price of $.01 per share (the "Chemonics Warrant"). The Chemonics Warrant includes a "put option" for Holder and a "call option" for Issuer, each at prices based on the higher of (1) market value and (2) book value. Holder's right to acquire stock under the Chemonics Warrant terminates in full if the obligations owing under the ERLY Juice Loan Agreement are repaid by April 1, 1996.

     In connection with certain defaults by ERLY Juice under the ERLY Juice Loan Agreement, on January 27, 1992, ERLY Juice and Holder (a) amended the First ERLY Juice Option to increase the number of shares subject to such option to a number representing 17% of ERLY Juice's common stock on a fully diluted basis. The exercise price for such option remains $.01 per share.

     In connection with certain increases in, and defaults under, the ERLY Juice Loan Agreement, on March 6, 1992, Issuer granted to Holder a second priority pledge of all the capital stock of Chemonics to secure Issuer's guaranty of the obligations of ERLY Juice under the ERLY Juice Loan Agreement (the "Second Chemonics Pledge").

     On September 22, 1993, Holder, Issuer and ERLY Juice entered into a letter agreement, pursuant to which, among other things, (a) Holder forgave $6,000,000 of ERLY Juice's obligations under the ERLY Juice Loan Agreement and
(b) Issuer entered into a recourse guaranty of ERLY Juice's obligations to Holder under the ERLY Juice Loan Agreement.

     In November 1994, all the obligations owing to Holder under both the Chemonics Loan Agreement and the ERLY Juice Loan Agreement, totalling approximately $18,200,000, were due and payable. In connection with a restructuring of such debt, the parties arranged a refinancing by another lender of the Chemonics obligations and an extension by Holder of the ERLY Juice obligations. Among other things, the conditions to such restructuring included
(a) reorganizing Chemonics' international consulting business as Chemonics International, Inc., a California corporation and a wholly owned subsidiary of Chemonics ("Chemonics International"), (b) Holder and Chemonics amending the Chemonics Loan Agreement, (c) Holder and Chemonics entering into the non-recourse guaranty and pledge agreement, under which Chemonics pledged the stock of Chemonics International to secure ERLY Juice's obligations under the ERLY Juice Loan Agreement, (d) Holder and Issuer amending the First Chemonics Pledge and the Second Chemonics Pledge, (e) Chemonics and Holder amending the Chemonics Warrant to grant Holder the right to purchase shares of its class of voting common stock up to a number representing 15% of the common stock of Chemonics on a fully diluted basis, and (f) Chemonics International issuing to Holder a warrant to purchase shares of its common stock up to a number representing 15% of the common stock of Chemonics International on a fully diluted basis, at an exercise price of $.01 per share (the "Chemonics International Warrant") . The Chemonics International Warrant includes a "put option" for Holder and a "call option" for Issuer, each at prices based on the higher of (1) market value and (2) book value. Holder's right to acquire stock under the Chemonics International Warrant terminates in full if the obligations owing under the ERLY Juice Loan Agreement are repaid by December 31, 1995. In addition, as part of such restructuring, Holder released certain guaranties of the ERLY Juice obligations, previously executed by two of Issuer's principal shareholders.

     In May 1993, American Rice, Inc., a Texas corporation ("ARI") acquired substantially all the assets of Comet and assumed all Comet's liabilities. In exchange for the assets acquired from Comet, ARI issued to Comet 14,000,000 shares of its Series B preferred stock, $1 par value, each share convertible into two shares of common stock of ARI (the "ARI Preferred"). Comet thereupon was liquidated. As a result of the foregoing, Issuer increased its ownership interests in ARI from 48% to 81% of ARI's voting power. As part of the reorganization of ARI and Comet, ARI refinanced the outstanding indebtedness of both entities. ARI arranged for borrowings of $47,500,000 in revolving credit loans and $65,300,000 in term loans. As collateral for the term loans, Issuer pledged 13,000,000 shares of the ARI Preferred to the term lenders, and ARI pledged the stock of its subsidiaries to the term lenders. Holder's participation in such term loans to ARI in the approximate amount of $28,333,000 entitles Holder to the benefit of such pledges according to its proportionate share of the term loans.

     It is possible from time to time in the future that an affiliate of Holder, Internationale Nederlanden (U.S.) Securities Corporation, a registered broker-dealer, could provide advisory or other financial services to Issuer or its subsidiaries.

     Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

    Exhibit 1 - "A" Warrant Agreement dated February 16, 1995, between Erly
                 Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation, amending and restating warrant dated as of October 22, 1993.

    Exhibit 2 - "B" Warrant Agreement dated February 16, 1995, between Erly
                 Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation, amending and restating warrant dated as of October 22, 1993 and amended as of November 18, 1994.

     Exhibit 3 - "C" Warrant Agreement dated February 16, 1995, between
                 Erly Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation.

     Exhibit 4 - "D" Warrant Agreement dated February 16, 1995, between
                 Erly Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation.

     Exhibit 5 - Registration Rights Agreement dated February 16, 1995, between
                 Internationale Nederlanden (U.S.) Capital Corporation and Erly Industries Inc.

     Exhibit 6 - Securities Purchase Agreement dated February 16, 1995, between
                 Erly Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation.

     Exhibit 7 - Loan Extension Agreement dated February 16, 1995, among
                 Internationale Nederlanden (U.S.) Capital Corporation, Erly Industries Inc., Erly Juice Inc., Chemonics Industries, Inc. and Chemonics International, Inc.

     Exhibit 8 - Amended and Restated Guaranty and Pledge Agreement dated
                 November 18, 1994, by Erly Industries Inc. in favor of Internationale Nederlanden (U.S.) Capital Corporation.

     Exhibit 9 - First Amendment, dated February 16, 1995, to Amended and
                 Restated Guaranty and Pledge Agreement, by Erly Industries Inc. in favor of Internationale Nederlanden (U.S.) Capital Corporation.

     Exhibit 10- Letter Agreement dated March 16, 1993, between Internationale
                 Nederlanden Bank, N.V. and Erly Industries Inc., relating to A Warrant and B Warrant.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 1995

                              INTERNATIONALE NEDERLANDEN (U.S.)
                              CAPITAL CORPORATION

                           By: /s/ Michael W. Adler
                               ----------------------
                               Name: Michael W. Adler
                               Title: Vice President

                                  SCHEDULE 1

     Set forth below are the name and position of each of the executive officers and directors of (i) Holder, (ii) U.S. Holdings, (iii) INB and (iv) ING.

     Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of Holder, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person listed below is a citizen of The Netherlands.

     The business address of each person at Holder and U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

                      Executive Officers of Holder

Name                            Position
- -----                           --------

L.C. Grijns                     Chairman
H.D. Bartges                    President
 (U.S.)

                           Directors of Holder

                              Principal Occupation
Name                            (if other than as indicated above)
- -----                         ------------------------------------

L.C. Grijns,
   Chairman
H.D. Bartges
 (U.S.)
J.C. Gray                       Treasurer of Holder
 (U.S.)

                      Executive Officers of U.S. Holdings

Name                            Position
- -----                           --------

L.C. Grijns                     Chairman
H.D. Bartges                    President
 (U.S.)
P. Geraghty                     Senior Managing Director
 (U.S.)

                       Directors of U.S. Holdings

                              Principal Occupation
Name                            (if other than as indicated above)
- -----                         ------------------------------------
L.C. Grijns,
   Chairman
G.J. Tammes                   Retired
J. Kemp                       General Manager of INB
P. Geraghty                   Managing Director and Chief Executive Officer of
 (U.S.)                       Internationale Nederlanden (U.K.) Capital Ltd.,
                                55 Basinghall Street, London EC2, U.K.
H.D. Bartges
 (U.S.)
H.H. Idzerda                  General Manager of INB

                      Executive Officers of INB

Name                            Position
- -----                           --------

G.J.A. van der Lugt             Chairman
J.H.M. Lindenbergh
C. Maas
M. Minderhoud

                       Directors of INB

                              Principal Occupation
Name                            (if other than as indicated above)
- -----                         ------------------------------------

J.W. Berghuis                 Vice Chairman, Executive Board, Koninklijke
                               Pakhoed N.V.
J. Kamminga                   Chairman of the Board, MKB Nederland; director of
                               Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.A. van Royen              Retired
G. Verhagen                   Retired
J.J.A. Vollebergh             Retired

                     Executive Officers of ING

Name                            Position
- -----                           --------

A.G. Jacobs                     Chairman
G.J.A. van der Lugt             Vice Chairman
J.H. Holsboer
H. Huizinga
E. Kist
J.H.M. Lindenbergh
C. Maas
M. Minderhoud

                       Directors of ING

                               Principal Occupation
Name                            (if other than as indicated above)
- ----                           ----------------------------------

J.H. Choufoer,                 Retired
   Chairman
T.C. Braakman,                 Retired
   Vice Chairman
P.A.J.M. Steenkamp,            Retired
   Vice Chairman
L.A.A. van den Berghe          Professor at Erasmus University of Rotterdam,
   (Belgium)                     The Netherlands (Economics and management of
                                 insurance companies)
J.W. Berghuis                   Vice Chairman, Executive Board, Koninklijke
                                  Pakhoed N.V.
J.P. Erbe                       Retired
V. Halberstadt                  Professor at Leyden University, The Netherlands
                                  (Faculty of Law, Public Finance)
J. Kamminga                     Chairman of the Board, MKB Nederland; director
                                   of Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.A. van Royen                Retired
J.J. van Rijn                   Retired
G. Verhagen                     Retired
M. Ververs                      Chairman of Executive Board, Wolters Kluwer N.V.
J.J.A. Vollebergh               Retired

                                 EXHIBIT INDEX


Exhibit 1 -- "A" Warrant Agreement dated February 16, 1995, between Erly
             Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation, amending and restating warrant dated as of October 22, 1993.

Exhibit 2 -- "B" Warrant Agreement dated February 16, 1995, between Erly
             Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation, amending and restating warrant dated as of October 22, 1993 and amended as of November 18, 1994.

Exhibit 3 -- "C" Warrant Agreement dated February 16, 1995, between Erly
             Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation.

Exhibit 4 -- "D" Warrant Agreement dated February 16, 1995, between Erly
             Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation.

Exhibit 5 -- Registration Rights Agreement dated February 16, 1995, between
             Internationale Nederlanden (U.S.) Capital Corporation and Erly Industries Inc.

Exhibit 6 -- Securities Purchase Agreement dated February 16, 1995, between
             Erly Industries Inc. and Internationale Nederlanden (U.S.) Capital Corporation.

Exhibit 7 -- Loan Extension Agreement dated February 16, 1995, among
             Internationale Nederlanden (U.S.) Capital Corporation, Erly Industries Inc., Erly Juice Inc., Chemonics Industries, Inc. and Chemonics International, Inc.

Exhibit 8 -- Amended and Restated Guaranty and Pledge Agreement dated
             November 18, 1994, by Erly Industries Inc. in favor of Internationale Nederlanden (U.S.) Capital Corporation.

Exhibit 9 -- First Amendment, dated February 16, 1995, to Amended and
             Restated Guaranty and Pledge Agreement, by Erly Industries Inc. in favor of Internationale Nederlanden (U.S.) Capital Corporation.

Exhibit 10-- Letter Agreement dated March 16, 1993, between Internationale
             Nederlanden Bank, N.V. and Erly Industries Inc., relating to A Warrant and B Warrant.